CHUBB GROUP OF INSURANCE COMPANIES                DECLARATIONS
                                                  FINANCIAL INSTITUTION
15 Mountain View Road, Warren, New Jersey 07059   INVESTMENT COMPANY ASSET
                                                  PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):     Bond Number: 82052988

FLAHERTY & CRUMRINE / PREFERRED INCOME
OPPORTUNITY FUND                                  FEDERAL INSURANCE COMPANY

301 E. COLORADO BLVD., STE 720                    Incorporated under the laws of
PASADENA, CA 91101                                Indiana a stock insurance
                                                  company herein called the
                                                  COMPANY Capital Center, 251
                                                  North Illinois, Suite 1100
                                                  Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD:        from       12:01 a.m. on   May 15, 2008
                                to       12:01 a.m. on   May 15, 2009

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                                              DEDUCTIBLE
          INSURING CLAUSE                                                LIMIT OF LIABILITY     AMOUNT
          ---------------                                                ------------------   ----------
           1.   Employee                                                      $ 600,000        $ 25,000
           2.   On Premises                                                   $ 600,000        $ 25,000
           3.   In Transit                                                    $ 600,000        $ 25,000
           4.   Forgery or Alteration                                         $     n/a        $    n/a
           5.   Extended Forgery                                              $     n/a        $    n/a
           6.   Counterfeit Money                                             $     n/a        $    n/a
           7.   Threats to Person                                             $     n/a        $    n/a
           8.   Computer System                                               $     n/a        $    n/a
           9.   Voice Initiated Funds Transfer Instruction                    $     n/a        $    n/a
          10.   Uncollectible Items of Deposit                                $     n/a        $    n/a
          11.   Audit Expense                                                 $  25,000        $      0

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

          1) Deleting Valuation & Amending Change/Modifications Endt; 2) Compliance with Trade Sanction Endt:

          3) Premium Endt.

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/S/ W. ANDREW MACAN                     /S/ THOMAS F. MOTAMED
    SECRETARY                               PRESIDENT

/S/ ROBERT HAMBURGER
    AUTHORIZED REPRESENTATIVE

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

                         The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

EMPLOYEE                 1.    Loss resulting directly from LARCENY or
                               EMBEZZLEMENT committed by any EMPLOYEE, alone or in collusion with others.

ON PREMISES              2.    Loss of PROPERTY resulting directly from robbery,
                               burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such PROPERTY is lodged or deposited at premises located anywhere.

IN TRANSIT               3.    Loss of PROPERTY resulting directly from common
                               law or statutory larceny, misplacement,
                               mysterious unexplainable disappearance, damage or destruction, while the PROPERTY is in transit anywhere:

                               a.    in an armored motor vehicle, including
                                     loading and unloading thereof,

                               b. in the custody of a natural person acting as a messenger of the ASSURED, or

                               c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                                     (1)   written records,

                                     (2)   securities issued in registered form,
                                           which are not endorsed or are
                                           restrictively endorsed, or

                                     (3)   negotiable instruments not payable to
                                           bearer, which are not endorsed or are
                                           restrictively endorsed.

                               Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(CONTINUED)

FORGERY OR ALTERATION    4.    Loss resulting directly from:

                               a.    FORGERY on, or fraudulent material
                                     alteration of, any bills of exchange,
                                     checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                               b.    transferring, paying or delivering any
                                     funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                               excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE
                               5. is provided for in the DECLARATIONS of this Bond. For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

EXTENDED FORGERY         5.    Loss resulting directly from the ASSURED having,
                               in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                               a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS which prove to:

                                     (1)   bear a FORGERY or a fraudulently
                                           material alteration,

                                     (2)   have been lost or stolen, or

                                     (3)   be COUNTERFEIT, or

                               b.    guaranteed in writing or witnessed any
                                     signatures on any transfer, assignment,
                                     bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS.

                               Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS by an EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

EXTENDED FORGERY               For the purpose of this INSURING CLAUSE, a
(CONTINUED)                    mechanically reproduced facsimile signature is
                               treated the same as a handwritten signature.

COUNTERFEIT MONEY        6.    Loss resulting directly from the receipt by the
                               ASSURED in good faith of any COUNTERFEIT money.

THREATS TO PERSON        7.    Loss resulting directly from surrender of
                               PROPERTY away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in
                               Section 1.e. (1), (2) and (5), a RELATIVE or invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:

                               a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                               b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                               It is agreed that for purposes of this INSURING CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

COMPUTER SYSTEM          8.    Loss resulting directly from fraudulent:

                               a.    entries of data into, or

                               b.    changes of data elements or programs
                                     within,

                               a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                     (1)   funds or other property to be
                                           transferred, paid or delivered,

                                     (2)   an account of the ASSURED or of its
                                           customer to be added, deleted,
                                           debited or credited, or

                                     (3)   an unauthorized account or a
                                           fictitious account to be debited or
                                           credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(CONTINUED)

VOICE INITIATED FUNDS    9.    Loss resulting directly from VOICE INITIATED
TRANSFER INSTRUCTION           FUNDS TRANSFER INSTRUCTION directed to the
                               ASSURED authorizing the transfer of dividends or redemption proceeds of INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE
                               INITIATED FUNDS TRANSFER INSTRUCTION was:

                               a. received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED FUNDS TRANSFER INSTRUCTION,

                               b.    made by a person purporting to be a
                                     CUSTOMER, and

                               c.    made by said person for the purpose of
                                     causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                               In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

UNCOLLECTIBLE ITEMS OF   10.   Loss resulting directly from the ASSURED having
DEPOSIT                        credited an account of a customer, shareholder or
                               subscriber on the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                               a.    redemptions or withdrawals to be permitted,

                               b.    shares to be issued, or

                               c.    dividends to be paid,

                               from an account of an INVESTMENT COMPANY.

                               In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT. ITEMS OF DEPOSIT shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

AUDIT EXPENSE            11.   Expense incurred by the ASSURED for that part of
                               the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

ADDITIONAL COMPANIES         A.    If more than one corporation, or INVESTMENT
INCLUDED AS ASSURED                COMPANY, or any combination of them is
                                   included as the ASSURED herein:

                                   (1)   The total liability of the COMPANY
                                         under this Bond for loss or losses
                                         sustained by any one or more or all of
                                         them shall not exceed the limit for
                                         which the COMPANY would be liable under
                                         this Bond if all such loss were
                                         sustained by any one of them.

                                   (2)   Only the first named ASSURED shall be
                                         deemed to be the sole agent of the
                                         others for all purposes under this
                                         Bond, including but not limited to the
                                         giving or receiving of any notice or
                                         proof required to be given and for the
                                         purpose of effecting or accepting any
                                         amendments to or termination of this
                                         Bond. The COMPANY shall furnish each
                                         INVESTMENT COMPANY with a copy of the
                                         Bond and with any amendment thereto,
                                         together with a copy of each formal
                                         filing of claim by any other named
                                         ASSURED and notification of the terms
                                         of the settlement of each such claim
                                         prior to the execution of such
                                         settlement.

                                   (3)   The COMPANY shall not be responsible
                                         for the proper application of any
                                         payment made hereunder to the first
                                         named ASSURED.

                                   (4)   Knowledge possessed or discovery made
                                         by any partner, director, trustee,
                                         officer or supervisory employee of any
                                         ASSURED shall constitute knowledge or
                                         discovery by all the ASSUREDS for the
                                         purposes of this Bond.

                                   (5)   If the first named ASSURED ceases for
                                         any reason to be covered under this
                                         Bond, then the ASSURED next named on
                                         the APPLICATION shall thereafter be
                                         considered as the first named ASSURED
                                         for the purposes of this Bond.

REPRESENTATION MADE BY       B.    The ASSURED represents that all information
ASSURED                            it has furnished in the APPLICATION for this
                                   Bond or otherwise is complete, true and
                                   correct. Such APPLICATION and other
                                   information constitute part of this Bond.

                                   The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                   Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(CONTINUED)

ADDITIONAL OFFICES OR        C.    If the ASSURED, other than an INVESTMENT
EMPLOYEES - CONSOLIDATION,         COMPANY, while this Bond is in force, merges
MERGER OR PURCHASE OR              or consolidates with, or purchases or
ACQUISITION OF ASSETS OR           acquires assets or liabilities of another
LIABILITIES - NOTICE TO            institution, the ASSURED shall not have the
COMPANY                            coverage afforded under this Bond for loss
                                   which has:

                                   (1)   occurred or will occur on premises, or

                                   (2)   been caused or will be caused by an
                                         employee, or

                                   (3)   arisen or will arise out of the assets
                                   or liabilities,

                                   of such institution, unless the ASSURED:

                                   a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                                   b.    obtains the written consent of the
                                         COMPANY to extend some or all of the
                                         coverage provided by this Bond to such
                                         additional exposure, and

                                   c.    on obtaining such consent, pays to the
                                         COMPANY an additional premium.

CHANGE OF CONTROL -          D.    When the ASSURED learns of a change in
NOTICE TO COMPANY                  control (other than in an INVESTMENT
                                   COMPANY), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the
                                   ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                                   (1)   the names of the transferors and
                                         transferees (or the names of the
                                         beneficial owners if the voting
                                         securities are registered in another
                                         name),

                                   (2)   the total number of voting securities
                                         owned by the transferors and the
                                         transferees (or the beneficial owners),
                                         both immediately before and after the
                                         transfer, and

                                   (3)   the total number of outstanding voting
                                         securities.

                                   Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

COURT COSTS AND              E.    The COMPANY will indemnify the ASSURED for
ATTORNEYS' FEES                    court costs and reasonable attorneys' fees
                                   incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
                                   CLAUSE 1., this Section shall only apply in the event that:

                                   (1)   an EMPLOYEE admits to being guilty of
                                         LARCENY OR EMBEZZLEMENT,

                                   (2) an EMPLOYEE is adjudicated to be guilty of LARCENY OR EMBEZZLEMENT, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

COURT COSTS AND              (3)   in the absence of 1 or 2 above, an
ATTORNEYS' FEES                    arbitration panel agrees, after a review of
(CONTINUED)                        an agreed statement of facts between the
                                   COMPANY and the ASSURED, that an EMPLOYEE would be found guilty of LARCENY OR
                                   EMBEZZLEMENT if such EMPLOYEE were
                                   prosecuted.

                             The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                             If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                             If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                             If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                             If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in
                             ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                             Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                  1.    As used in this Bond:

                                   a.    COMPUTER SYSTEM means a computer and
                                         all input, output, processing, storage,
                                         off-line media libraries, and
                                         communication facilities which are
                                         connected to the computer and which are
                                         under the control and supervision of
                                         the operating system(s) or
                                         application(s) software used by the
                                         ASSURED.

                                   b.    COUNTERFEIT means an imitation of an
                                         actual valid original which is intended
                                         to deceive and be taken as the
                                         original.

                                   c.    CUSTODIAN means the institution
                                         designated by an INVESTMENT COMPANY to
                                         maintain possession and control of its
                                         assets.

                                   d.    CUSTOMER means an individual,
                                         corporate, partnership, trust customer,
                                         shareholder or subscriber of an
                                         INVESTMENT COMPANY which has a written
                                         agreement with the ASSURED for VOICE
                                         INITIATED FUNDS TRANSFER INSTRUCTION.

                                   e.    EMPLOYEE means:

                                         (1)   an officer of the ASSURED,

                                         (2)   a natural person while in the
                                               regular service of the ASSURED at
                                               any of the ASSURED'S premises and
                                               compensated directly by the
                                               ASSURED through its payroll
                                               system and subject to the United
                                               States Internal Revenue Service
                                               Form W-2 or equivalent income
                                               reporting plans of other
                                               countries, and whom the ASSURED
                                               has the right to control and
                                               direct both as to the result to
                                               be accomplished and details and
                                               means by which such result is
                                               accomplished in the performance
                                               of such service,

                                         (3)   a guest student pursuing studies
                                               or performing duties in any of
                                               the ASSURED'S premises,

                                         (4)   an attorney retained by the
                                               ASSURED and an employee of such
                                               attorney while either is
                                               performing legal services for the
                                               ASSURED,

                                         (5)   a natural person provided by an
                                               employment contractor to perform
                                               employee duties for the ASSURED
                                               under the ASSURED'S supervision
                                               at any of the ASSURED'S premises,

                                         (6)   an employee of an institution
                                               merged or consolidated with the
                                               ASSURED prior to the effective
                                               date of this Bond,

                                         (7)   a director or trustee of the
                                               ASSURED, but only while
                                               performing acts within the scope
                                               of the customary and usual duties
                                               of any officer or other employee
                                               of the ASSURED or while acting as
                                               a member of any committee duly
                                               elected or appointed to examine
                                               or audit or have custody of or
                                               access to PROPERTY of the
                                               ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                              (8)   each natural person, partnership
(CONTINUED)                                    or corporation authorized by
                                               written agreement with the
                                               ASSURED to perform services as
                                               electronic data processor of
                                               checks or other accounting
                                               records related to such checks
                                               but only while such person,
                                               partnership or corporation is
                                               actually performing such services
                                               and not:

                                               a.   creating, preparing,
                                                    modifying or maintaining the
                                                    ASSURED'S computer software
                                                    or programs, or

                                               b.   acting as transfer agent or
                                                    in any other agency capacity
                                                    in issuing checks, drafts or
                                                    securities for the ASSURED,

                                         (9)   any partner, officer or employee
                                               of an investment advisor, an
                                               underwriter (distributor), a
                                               transfer agent or shareholder
                                               accounting recordkeeper, or an
                                               administrator, for an INVESTMENT
                                               COMPANY while performing acts
                                               coming within the scope of the
                                               customary and usual duties of an
                                               officer or employee of an
                                               INVESTMENT COMPANY or acting as a
                                               member of any committee duly
                                               elected or appointed to examine,
                                               audit or have custody of or
                                               access to PROPERTY of AN
                                               INVESTMENT COMPANY.

                                               The term EMPLOYEE shall not
                                               include any partner, officer or
                                               employee of a transfer agent,
                                               shareholder accounting
                                               recordkeeper or administrator:

                                               a.   which is not an "affiliated
                                                    person" (as defined in
                                                    Section 2(a) of the
                                                    Investment Company Act of
                                                    1940) of an INVESTMENT
                                                    COMPANY or of the investment
                                                    advisor or underwriter
                                                    (distributor) of such
                                                    INVESTMENT COMPANY, or

                                               b.   which is a "bank" (as
                                                    defined in Section 2(a) of
                                                    the Investment Company Act
                                                    of 1940).

                                                    This Bond does not afford
                                                    coverage in favor of the
                                                    employers of persons as set
                                                    forth in e. (4), (5) and (8)
                                                    above, and upon payment to
                                                    the ASSURED by the COMPANY
                                                    resulting directly from
                                                    LARCENY OR EMBEZZLEMENT
                                                    committed by any of the
                                                    partners, officers or
                                                    employees of such employers,
                                                    whether acting alone or in
                                                    collusion with others, an
                                                    assignment of such of the
                                                    ASSURED'S rights and causes
                                                    of action as it may have
                                                    against such employers by
                                                    reason of such acts so
                                                    committed shall, to the
                                                    extent of such payment, be
                                                    given by the ASSURED to the
                                                    COMPANY, and the ASSURED
                                                    shall execute all papers
                                                    necessary to secure to the
                                                    COMPANY the rights provided
                                                    for herein.

                                               Each employer of persons as set
                                               forth in e.(4), (5) and (8) above
                                               and the partners, officers and
                                               other employees of such employers
                                               shall collectively be deemed to
                                               be one person for all the
                                               purposes of this Bond; excepting,
                                               however, the fifth paragraph of
                                               Section 13.

                                               Independent contractors not
                                               specified in e.(4), (5) or (8)
                                               above, intermediaries, agents,
                                               brokers or other representatives
                                               of the same general character
                                               shall not be considered
                                               EMPLOYEES.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                        f.    FORGERY means the signing of the name
(CONTINUED)                              of another natural person with the
                                         intent to deceive but does not mean a
                                         signature which consists in whole or in
                                         part of one's own name, with or without
                                         authority, in any capacity for any
                                         purpose.

                                   g. INVESTMENT COMPANY means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                                   h.    ITEMS OF DEPOSIT means one or more
                                         checks or drafts drawn upon a financial
                                         institution in the United States of
                                         America.

                                   i.    LARCENY OR EMBEZZLEMENT means larceny
                                         or embezzlement as defined in Section
                                         37 of the Investment Company Act of
                                         1940.

                                   j. PROPERTY means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                                   k.    RELATIVE means the spouse of an
                                         EMPLOYEE or partner of the ASSURED and
                                         any unmarried child supported wholly
                                         by, or living in the home of, such
                                         EMPLOYEE or partner and being related
                                         to them by blood, marriage or legal
                                         guardianship.

                                   l.    SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                         INSTRUMENTS means original (including
                                         original counterparts) negotiable or
                                         non-negotiable instruments, or
                                         assignments thereof, which in and of
                                         themselves represent an equitable
                                         interest, ownership, or debt and which
                                         are in the ordinary course of business
                                         transferable by delivery of such
                                         instruments with any necessary
                                         endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                        m.    SUBSIDIARY means any organization that,
(CONTINUED)                              at the inception date of this Bond, is
                                         named in the APPLICATION or is created
                                         during the BOND PERIOD and of which
                                         more than fifty percent (50%) of the
                                         outstanding securities or voting rights
                                         representing the present right to vote
                                         for election of directors is owned or
                                         controlled by the ASSURED either
                                         directly or through one or more of its
                                         subsidiaries.

                                   n.    TRANSPORTATION COMPANY means any
                                         organization which provides its own or
                                         its leased vehicles for transportation
                                         or which provides freight forwarding or
                                         air express services.

                                   o.    VOICE INITIATED ELECTION means any
                                         election concerning dividend options
                                         available to INVESTMENT COMPANY
                                         shareholders or subscribers which is
                                         requested by voice over the telephone.

                                   p.    VOICE INITIATED REDEMPTION means any
                                         redemption of shares issued by an
                                         INVESTMENT COMPANY which is requested
                                         by voice over the telephone.

                                   q.    VOICE INITIATED FUNDS TRANSFER
                                         INSTRUCTION means any VOICE INITIATED
                                         REDEMPTION or VOICE INITIATED ELECTION.

                                   For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

GENERAL EXCLUSIONS -         2.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL INSURING         COVER:
CLAUSES
                                   a.    loss not reported to the COMPANY in
                                         writing within sixty (60) days after
                                         termination of this Bond as an
                                         entirety;

                                   b.    loss due to riot or civil commotion
                                         outside the United States of America
                                         and Canada, or any loss due to
                                         military, naval or usurped power, war
                                         or insurrection. This Section 2.b.,
                                         however, shall not apply to loss which
                                         occurs in transit in the circumstances
                                         recited in INSURING CLAUSE 3., provided
                                         that when such transit was initiated
                                         there was no knowledge on the part of
                                         any person acting for the ASSURED of
                                         such riot, civil commotion, military,
                                         naval or usurped power, war or
                                         insurrection;

                                   c.    loss resulting from the effects of
                                         nuclear fission or fusion or
                                         radioactivity;

                                   d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                                   e.    damages of any type for which the
                                         ASSURED is legally liable, except
                                         compensatory damages, but not multiples
                                         thereof, arising from a loss covered
                                         under this Bond;

                                   f.    costs, fees and expenses incurred by
                                         the ASSURED in establishing the
                                         existence of or amount of loss under
                                         this Bond, except to the extent covered
                                         under INSURING CLAUSE 11.;

                                   g.    loss resulting from indirect or
                                         consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS

GENERAL EXCLUSIONS -               h.    loss resulting from dishonest acts by
APPLICABLE TO ALL INSURING               any member of the Board of Directors or
CLAUSES                                  Board of Trustees of the ASSURED who is
(CONTINUED)                              not an EMPLOYEE, acting alone or in
                                         collusion with others;

                                   i.    loss, or that part of any loss,
                                         resulting solely from any violation by
                                         the ASSURED or by any EMPLOYEE:

                                         (1)   of any law regulating:

                                               a.    the issuance, purchase or
                                                     sale of securities,

                                               b.    securities transactions on
                                                     security or commodity
                                                     exchanges or the over the
                                                     counter market,

                                               c.    investment companies,

                                               d.    investment advisors, or

                                         (2)   of any rule or regulation made
                                               pursuant to any such law; or

                                   j.    loss of confidential information,
                                         material or data;

                                   k.    loss resulting from voice requests or
                                         instructions received over the
                                         telephone, provided however, this
                                         Section 2.k. shall not apply to
                                         INSURING CLAUSE 7. or 9.

SPECIFIC EXCLUSIONS -        3.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL INSURING         COVER:
CLAUSES EXCEPT INSURING
CLAUSE 1.                          a.    loss caused by an EMPLOYEE, provided,
                                         however, this Section 3.a. shall not
                                         apply to loss covered under INSURING
                                         CLAUSE 2. or 3. which results directly
                                         from misplacement, mysterious
                                         unexplainable disappearance, or damage
                                         or destruction of PROPERTY;

                                   b.    loss through the surrender of property
                                         away from premises of the ASSURED as a
                                         result of a threat:

                                         (1)   to do bodily harm to any natural
                                               person, except loss of PROPERTY
                                               in transit in the custody of any
                                               person acting as messenger of the
                                               ASSURED, provided that when such
                                               transit was initiated there was
                                               no knowledge by the ASSURED of
                                               any such threat, and provided
                                               further that this Section 3.b.
                                               shall not apply to INSURING
                                               CLAUSE 7., or

                                         (2)   to do damage to the premises or
                                               PROPERTY of the ASSURED;

                                   c.    loss resulting from payments made or
                                         withdrawals from any account involving
                                         erroneous credits to such account;

                                   d.    loss involving ITEMS OF DEPOSIT which
                                         are not finally paid for any reason
                                         provided however, that this Section
                                         3.d. shall not apply to INSURING CLAUSE
                                         10.;

                                   e.    loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS

SPECIFIC EXCLUSIONS -              f.   loss resulting from the failure for any
APPLICABLE TO ALL INSURING              reason of a financial or depository
CLAUSES EXCEPT INSURING                 institution, its receiver or other
CLAUSE 1.                               liquidator to pay or deliver funds or
(CONTINUED)                             other PROPERTY to the ASSURED provided
                                        further that this Section 3.f. shall
                                        not apply to loss of PROPERTY resulting
                                        directly from robbery, burglary,
                                        misplacement, mysterious unexplainable
                                        disappearance, damage, destruction or
                                        removal from the possession, custody or
                                        control of the ASSURED.

                                   g.    loss of PROPERTY while in the custody
                                         of a TRANSPORTATION COMPANY, provided
                                         however, that this Section 3.g. shall
                                         not apply to INSURING CLAUSE 3.;

                                   h.    loss resulting from entries or changes
                                         made by a natural person with
                                         authorized access to a COMPUTER SYSTEM
                                         who acts in good faith on instructions,
                                         unless such instructions are given to
                                         that person by a software contractor or
                                         its partner, officer, or employee
                                         authorized by the ASSURED to design,
                                         develop, prepare, supply, service,
                                         write or implement programs for the
                                         ASSURED's COMPUTER SYSTEM; or

                                   i.    loss resulting directly or indirectly
                                         from the input of data into a COMPUTER
                                         SYSTEM terminal, either on the premises
                                         of the customer of the ASSURED or under
                                         the control of such a customer, by a
                                         customer or other person who had
                                         authorized access to the customer's
                                         authentication mechanism.

SPECIFIC EXCLUSIONS -        4.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL INSURING         COVER:
CLAUSES EXCEPT INSURING
CLAUSES 1., 4., AND 5.             a.    loss resulting from the complete or
                                         partial non-payment of or default on
                                         any loan whether such loan was procured
                                         in good faith or through trick,
                                         artifice, fraud or false pretenses;
                                         provided, however, this Section 4.a.
                                         shall not apply to INSURING CLAUSE 8.;

                                   b.    loss resulting from forgery or any
                                         alteration;

                                   c.    loss involving a counterfeit provided,
                                         however, this Section 4.c. shall not
                                         apply to INSURING CLAUSE 5. or 6.

LIMIT OF LIABILITY/NON-      5.    At all times prior to termination of this
REDUCTION AND NON-                 Bond, this Bond shall continue in force for
ACCUMULATION OF LIABILITY          the limit stated in the applicable sections
                                   of ITEM 2. of the DECLARATIONS,
                                   notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                                   a.    any one act of burglary, robbery or
                                         hold-up, or attempt thereat, in which
                                         no EMPLOYEE is concerned or implicated,
                                         or

                                   b.    any one unintentional or negligent act
                                         on the part of any one person resulting
                                         in damage to or destruction or
                                         misplacement of PROPERTY, or

                                   c.    all acts, other than those specified in
                                         a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS

LIMIT OF LIABILITY/NON-            d.    any one casualty or event other than
REDUCTION AND NON-                 those specified in a., b., or c. above, shall
ACCUMULATION OF LIABILITY          be deemed to be one loss and shall be limited
(CONTINUED)                        to the applicable LIMIT OF LIABILITY stated
                                   in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                                   All acts, as specified in c. above, of any one person which

                                   i.    directly or indirectly aid in any way
                                         wrongful acts of any other person or
                                         persons, or

                                   ii.   permit the continuation of wrongful
                                         acts of any other person or persons

                                   whether such acts are committed with or
                                   without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

DISCOVERY                    6.    This Bond applies only to loss first
                                   discovered by an officer of the ASSURED
                                   during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                                   a.    facts which may subsequently result in
                                         a loss of a type covered by this Bond,
                                         or

                                   b.    an actual or potential claim in which
                                         it is alleged that the ASSURED is
                                         liable to a third party,

                                   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

NOTICE TO COMPANY -          7.    a.    The ASSURED shall give the COMPANY
PROOF - LEGAL PROCEEDINGS                notice thereof at the earliest
AGAINST COMPANY                          practicable moment, not to exceed sixty
                                         (60) days after discovery of loss, in
                                         an amount that is in excess of 50% of
                                         the applicable DEDUCTIBLE AMOUNT, as
                                         stated in ITEM 2. of the DECLARATIONS.

                                   b.    The ASSURED shall furnish to the
                                         COMPANY proof of loss, duly sworn to,
                                         with full particulars within six (6)
                                         months after such discovery.

                                   c.    Securities listed in a proof of loss
                                         shall be identified by certificate or
                                         bond numbers, if issued with them.

                                   d.    Legal proceedings for the recovery of
                                         any loss under this Bond shall not be
                                         brought prior to the expiration of
                                         sixty (60) days after the proof of loss
                                         is filed with the COMPANY or after the
                                         expiration of twenty-four (24) months
                                         from the discovery of such loss.

                                   e.    This Bond affords coverage only in
                                         favor of the ASSURED. No claim, suit,
                                         action or legal proceedings shall be
                                         brought under this Bond by anyone other
                                         than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS

NOTICE TO COMPANY -                f.    Proof of loss involving VOICE INITIATED
PROOF - LEGAL PROCEEDINGS                FUNDS TRANSFER INSTRUCTION shall
AGAINST COMPANY                          include electronic recordings of such
(CONTINUED)                              instructions.

DEDUCTIBLE AMOUNT            8.    The COMPANY shall not be liable under any
                                   INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable
                                   LIMITS OF LIABILITY stated in ITEM 2. of the
                                   DECLARATIONS.

                                   There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

VALUATION                    9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                                   The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                   The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                   In the case of a loss of interim
                                   certificates, warrants, rights or other
                                   securities, the production of which is
                                   necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                   OTHER PROPERTY

                                   The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(CONTINUED)

SECURITIES SETTLEMENT        10.   In the event of a loss of securities covered
                                   under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                                   The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                   a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                                   b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                                   c.    for securities having a value greater
                                         than the applicable LIMIT OF LIABILITY
                                         - the percentage that the DEDUCTIBLE
                                         AMOUNT and portion in excess of the
                                         applicable LIMIT OF LIABILITY bears to
                                         the value of the securities.

                                   The value referred to in Section 10.a., b., and c. is the value in accordance with
                                   Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                   The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                   The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

SUBROGATION - ASSIGNMENT -   11.   In the event of a payment under this Bond,
RECOVERY                           the COMPANY shall be subrogated to all of the
                                   ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                                   Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                                   a.    first, to the satisfaction of the
                                         ASSURED'S loss which would otherwise
                                         have been paid but for the fact that it
                                         is in excess of the applicable LIMIT OF
                                         LIABILITY,

                                   b.    second, to the COMPANY in satisfaction
                                         of amounts paid in settlement of the
                                         ASSURED'S claim,

                                   c.    third, to the ASSURED in satisfaction
                                         of the applicable DEDUCTIBLE AMOUNT,
                                         and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS

SUBROGATION - ASSIGNMENT -         d.    fourth, to the ASSURED in satisfaction
RECOVERY                                 of any loss suffered by the ASSURED
(CONTINUED)                              which was not covered under this Bond.

                                   Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

COOPERATION OF ASSURED       12.   At the COMPANY'S request and at reasonable
                                   times and places designated by the COMPANY, the ASSURED shall:

                                   a.    submit to examination by the COMPANY
                                         and subscribe to the same under oath,

                                   b.    produce for the COMPANY'S examination
                                         all pertinent records, and

                                   c.    cooperate with the COMPANY in all
                                         matters pertaining to the loss.

                                   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

TERMINATION                  13.   If the Bond is for a sole ASSURED, it shall
                                   not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                   If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                   This Bond will terminate as to any one
                                   ASSURED, other than an INVESTMENT COMPANY:

                                   a.    immediately on the taking over of such
                                         ASSURED by a receiver or other
                                         liquidator or by State or Federal
                                         officials, or

                                   b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                                   c.    immediately upon such ASSURED ceasing
                                         to exist, whether through merger into
                                         another entity, disposition of all of
                                         its assets or otherwise.

                                   The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND
LIMITATIONS

TERMINATION                        If any partner, director, trustee, or officer
(CONTINUED)                        or supervisory employee of an ASSURED not
                                   acting in collusion with an EMPLOYEE learns of any dishonest act committed by such EMPLOYEE at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                                   a.    shall immediately remove such EMPLOYEE
                                         from a position that would enable such
                                         EMPLOYEE to cause the ASSURED to suffer
                                         a loss covered by this Bond; and

                                   b.    within forty-eight (48) hours of
                                         learning that an EMPLOYEE has committed
                                         any dishonest act, shall notify the
                                         COMPANY, of such action and provide
                                         full particulars of such dishonest act.

                                   The COMPANY may terminate coverage as
                                   respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

OTHER INSURANCE              14.   Coverage under this Bond shall apply only as
                                   excess over any valid and collectible
                                   insurance, indemnity or suretyship obtained by or on behalf of:

                                   a.    the ASSURED,

                                   b.    a TRANSPORTATION COMPANY, or

                                   c.    another entity on whose premises the
                                         loss occurred or which employed the
                                         person causing the loss or engaged the
                                         messenger conveying the PROPERTY
                                         involved.

CONFORMITY                   15.   If any limitation within this Bond is
                                   prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

CHANGE OR MODIFICATION       16.   This Bond or any instrument amending or
                                   affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                                   If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND
LIMITATIONS

CHANGE OR MODIFICATION             If this Bond is for a joint ASSURED, no
(CONTINUED)                        charge or modification which would adversely
                                   affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and to the Securities and Exchange Commission,
                                   Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: May 15, 2008          FEDERAL INSURANCE COMPANY
                                              Endorsement/Rider No. 1
                                              To be attached to and
                                              form a part of Bond No. 82052988

Issued to: FLAHERTY & CRUMRINE / PREFERRED INCOME OPPORTUNITY
              FUND
      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

      If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/S/ ROBERT HAMBURGER
    AUTHORIZED REPRESENTATIVE

17-02-2437 (12/2006) rev.

Effective date of
this endorsement: May 15, 2008         FEDERAL INSURANCE COMPANY
                                       Endorsement No.: 2
                                       To be attached to and form a part of Bond
                                       Number: 82052988

Issued to: FLAHERTY & CRUMRINE / PREFERRED INCOME OPPORTUNITY
             FUND

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 22, 2008

/S/ ROBERT HAMBURGER
    AUTHORIZED REPRESENTATIVE

Form 14-02-9228 (Ed. 4/2004)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No: 3
                                                       Bond Number: 82052988

NAME OF ASSURED: FLAHERTY & CRUMRINE / PREFERRED INCOME OPPORTUNITY
                   FUND

                               PREMIUM ENDORSEMENT

It is agreed that:

1.    The premium for this Bond for the period May 15, 2008 to May 15, 2009 is:

      Premium: Two Thousand Two Hundred Dollars ($2,200.00)

2. It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on May 15, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 22, 2008

/S/ ROBERT HAMBURGER
    AUTHORIZED REPRESENTATIVE

ICAP Bond

Form 17-02-0735 (Rev. 1-97)

                       IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

                                                 California Insurance Department
                                                 300 South Spring Street
                                                 Los Angeles, CA 90012
                                                 1-800-927-HELP

Form 14-02-1495 (Ed. 1/94)

                                IMPORTANT NOTICE

The premium shown on this policy or premium statement may be subject to adjustment in accordance with the provisions of California law recently adopted by ballot initiative. You will be informed about any adjustment as soon as the requirements of the law and their effect on your premium can be determined.

Form 99-10-0267 (Ed. 2/98)

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December
31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

                                                      IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                        IMPORTANT NOTICE TO POLICYHOLDERS

      All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

      Thank you for choosing Chubb.

10-02-1295 (ed. 5/2007)

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT THE APRIL 18, 2008 MEETING OF THE BOARD OF DIRECTORS OF FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED AT WHICH A MAJORITY OF DIRECTORS WHO ARE NOT "INTERESTED PERSONS" APPROVED THE AMOUNT AND FORM OF THE CURRENT BOND FOR THE PERIOD FROM MAY 15, 2008 TO MAY 15, 2009:


           RESOLVED:  That the renewal of the  fidelity  bond  coverage for the period from May 15, 2008 to May 15, 2009, which provides coverage in the aggregate amount of $600,000, is hereby approved; and further

           RESOLVED:  That  it is the  finding  of the  Directors  at  this
                      Meeting that the fidelity bond (the "Bond") issued through Chubb Group of Insurance Companies in the amount of $600,000 covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio, and the nature of the securities in the Fund's portfolio; and further

           RESOLVED:  That a Special  Committee of the Board of  Directors,
                      consisting of Mr. Wulf and Mr. Crumrine be, and hereby is, established for the purposes of determining the Fund's fidelity bond insurance coverage and related premiums for the period from May 15, 2008 to May 15, 2009, such determinations to be based upon information reviewed by and recommended by Fund management; and further.

           RESOLVED:  That the  appropriate  officers  of the Fund be,  and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

           RESOLVED:  That the Secretary or Assistant Secretary of the Fund
                      shall make such filings concerning the Bond with the Securities and Exchange Commission ("SEC") and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT THE MAY 14, 2008 MEETING OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED AT WHICH THE DIRECTORS COMPRISING THE SPECIAL COMMITTEE APPROVED THE COVERAGE AND RELATED PREMIUM IN CONNECTION WITH THE CURRENT BOND FOR THE PERIOD FROM MAY 15, 2008 TO MAY 15, 2009:

           RESOLVED:  That the renewal of the  fidelity  bond  coverage for the period from May 15, 2008 to May 15, 2009, which provides coverage in the aggregate amount of $600,000, is hereby approved; and further

           RESOLVED:  That  it is the  finding  of the  Directors  at  this
                      Meeting that the fidelity bond (the "Bond") issued through Chubb Group of Insurance Companies in the amount of $600,000 covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio, and the nature of the securities in the Fund's portfolio; and further

           RESOLVED:  That the  premium in the amount of $2,200 paid by the
                      Fund under the Bond is hereby authorized; and further

           RESOLVED:  That the  appropriate  officers  of the Fund be,  and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

           RESOLVED:  That the Secretary or Assistant Secretary of the Fund
                      shall make such filings concerning the Bond with the Securities and Exchange Commission ("SEC") and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.